UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




In the Matter of                                )
                                                )
KeySpan Energy Management, LLC                  )             File No. 70-10123
                                                )
(Public Utility Holding Company Act of 1935)    )




                           CERTIFICATE OF NOTIFICATION



     This Certificate of Notification is filed by KeySpan Energy Management, LLC, an indirect non-utility subsidiary of KeySpan Corporation (the "Applicant") in connection with the following transaction described in the
Application/Declaration on Form U-1/A filed in this proceeding (the "Application"), and authorized by order of the Securities and Exchange Commission (the "Commission") issued in this proceeding (Holding Co. Act Release No. 27761) dated November 13, 2003 (the "Order").

     Now, the Applicant certifies pursuant to Rule 24 that as of March 30, 2004[1], the following transaction occurred in accordance with the terms of the Application and the authorizations granted in the Order:

     KEM acquired all of the issued and outstanding membership interests of Metro Energy. Upon consummation of the acquisition, Metro Energy became a direct, wholly-owned subsidiary of KEM. KEM acquired Metro Energy in a cash transaction for the purchase price of approximately $600,000 payable in three installments within a one year period.[2]

     The "past tense" opinion of counsel required under the instructions to the Form U-1 is attached hereto.

--------
1 The purchase agreement in this transaction had an effective date of December 31, 2003. However, certain conditions to closing, including the delivery of certain documents by the sellers and the requisite payment of the purchase price were completed as of March 30, 2004.

2 As set forth in the Application, KEM additionally invested approximately $13, 785,763 into the business operations of Metro Energy, including principal and interest, prior to the consummation of this transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   April 8, 2004

                                  KEYSPAN CORPORATION


                                  By: /s/ John J. Bishar, Jr.
                                      -----------------------
                                      John J. Bishar, Jr.
                                      Senior Vice President, Secretary
                                      and General Counsel


                                  KEYSPAN ENERGY MANAGEMENT, LLC

                                  By: KEYSPAN CORPORATION

                                  By: /s/ John J. Bishar, Jr.
                                      -----------------------
                                      John J. Bishar, Jr.
                                      Senior Vice President, Secretary
                                      and General Counsel















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




                                                              April 7, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Energy Management, LLC ("KEM"), an indirect, non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed an Application/Declaration on Form U-1/A, File No. 70-10123 (the "Application") seeking authorization from the Securities and Exchange Commission (the "Commission") to acquire the issued and outstanding membership interests of Metro Energy LLC ("Metro Energy") pursuant to the terms described in the Application (the "Transaction"). On November 13, 2003, the Commission issued an order approving the Application in Holding Company Act Rel. No. 27761 (the "Order"). This opinion is furnished in connection with KEM's filing of the Rule 24 Certificate of Notification with respect to the Transaction ("Rule 24 Statement").

     I am General Counsel to KeySpan and have acted, with other attorneys on my staff, as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted as original and the conformity to the original documents of all documents submitted as copies. As to any facts material to this opinion, I have, when relevant facts were not independently established, relied upon the statements contained in the Application or Rule 24 Statement.

     The opinions expressed below with respect to the Transaction described in the Application and Rule 24 Statement are subject to the following assumptions, qualifications, limitations, conditions and exceptions:


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


     A. The Transaction has been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of KEM and Metro Energy or of the appropriate parent and/or subsidiary, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction that have been obtained or made, as necessary, have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act).

     D. The Commission has duly entered an appropriate order with respect to the Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate actions have been taken by both the issuer and acquirer of the acquired securities as contemplated by the Application and the documents transferring the securities have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     F. The parties have obtained all material consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the Transaction was consummated in accordance with the
Application:

          1. All U.S. state laws applicable to the Transaction have been complied with;

          2. Based on the Certificate of Good Standing of Metro Energy, dated November 4, 2003, upon consummation of the Transaction, Metro Energy was a limited liability company validly organized, duly existing in good standing in the State of New York;

          3. KEM legally acquired the membership interests of Metro Energy subject to the terms stated in the Application and the Order.

          4. The consummation of the Transaction does not violate the legal rights of the holders of any securities issued by KEM, or by any associate company thereof.


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


     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Rule 24 Statement.



                                                Very truly yours,


                                                /s/John Bishar, Jr.
                                                -------------------
                                                John J. Bishar, Jr.
                                                Senior Vice President,
                                                General Counsel and Secretary



















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